Via EDGAR

August 9, 2023

U. S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attn:Mr. Tyler Howes

Mr. Christopher Dunham

Re:Scientific Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

File No. 000-50559

Dear Mr. Howes and Mr. Dunham:

This letter is been submitted by Scientific Energy, Inc. (the “Company”) in response to the written comment of the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 4, 2023, on the above-referenced filing (the “Comment Letter”).

For your convenience, we have restated your comment below in bold and supplied our response immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 37

1.We note your statement that you are not owned or controlled by governmental entities in mainland China or Hong Kong in connection with your required submission under paragraph (a). Please supplementally describe the materials that were reviewed to support your statement and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your statement.

Response:  As of the date of the Form 10-K for the fiscal year ended December 31, 2022 and up to date, the Company is not owned or controlled by governmental entities in Mainland China or Hong Kong. The Company made this determination based on (1) a review of the Company’s stockholder lists, by which the Company is not aware of any governmental entities in Mainland China or Hong Kong that are beneficial or record holders of any shares of the Company; (2) no governmental entities have made any disclosures on Schedule 13D or Schedule 13G indicating that they own any shares of the Company; (3) the Company is not a party to any material contracts with a foreign governmental entity, and (4) there is no foreign government representative on the Company’s board of directors.

Based on the above, the Company believes that the Company is not owned or controlled by any governmental entities in Mainland China or Hong Kong as of the date of filing of the Form 10-K for the fiscal year ended December 31, 2022.

The Company did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for its disclosure statement as above.

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In connection with the Company’s response to the Staff’s comment, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or require additional information, please contact me at (852) 2530-2089, or our attorney William G. Hu, Esq., at (917) 831-8475, email: wmhu2000@yahoo.com.

Very truly yours,

/s/ Stanley Chan

Stanley Chan

Chief Financial Officer

cc:    William G. Hu, Esq.